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Craft Beer
5th Element Brewing

Brewery

Leander, TX 78646
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5th Element Brewing previously received $76,500 of investment through Mainvest.
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Data Room
Updates 21
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
5th Element Brewing is seeking investment to finish buildout.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

5th Element Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Name on Founder's Wall Invest $500 or more to qualify. Unlimited available
4 tickets to Grand Opening & Gear Pack Invest $1,500 or more to qualify. Unlimited available

4 tickets to Grand Opening which Includes Custom Glassware, T-Shirt & 1 Free Beer. Your Name Appears on Founder's Wall.

Private Event for Investor & 2 friends Invest $2,500 or more to qualify. 10 of 10 remaining

Private Event for Investor and 2 Friends & Your Name Appears on Founder's Wall.

Name a Beer Invest $3,000 or more to qualify. 10 of 10 remaining

Name a Beer (In collaboration with the executive team) & Your Name Appears on Founder's Wall.

Brew Day Invest $5,000 or more to qualify. Unlimited available

Brew a Beer In Collaboration with The Executive Team. Your Name Appears on Founder's Wall.

Name a Fermenter Invest $10,000 or more to qualify. 3 of 3 remaining

Name a Fermenter. Your Name Appears on Founder's Wall.

OUR STORY

5th Element Brewing , LLC is a craft nanobrewery in Leander, TX . The company aims to be located in old town Leander, an up and coming area of incredible growth just north of Austin.

The brewery was founded in 2016 by Michael Brune & Kimberly DeStefano
Planning and development have been in place for several years and in the time since establishment we have acquired equipment and put together a strong team that has produced several award winning beers in local competitions
The company's goal is to house our production facilities and brew pub in old town Leander (where there are currently no breweries) located in a

historical building that retains the flavor of the town
With the company's dedication to its patrons and the recent growth of the craft beer industry, 5th Element Brewing hopes to become one of the most reputable companies in Texas in the coming years
OUR MISSION

Good People. Good Beer. Good Life.

5th Element Brewing is a nanobrewery with a goal to become a microbrewery based in Leander,TX
At 5th Element, this philosophy is reflected in the way we treat our employees, patrons, and community
5th Element found its origins in the love of a craft
Every member of 5th Element's crew is passionate about the beer that we make and the people we serve
LOCATION
Previous
Next
SURROUNDING BREWERIES

5th Element has maintained a good, friendly relationship with the surrounding breweries and plans on utilizing these partnerships to expand their footprint in the craft beer industry:

Humble Pint
Red Horn
Whitestone
Oasis
Bluebonnet
TARGET MARKET

Target market segmentation was chosen along two primary demographic parameters: population of legal drinking age and average household income per year. To a lesser extent databased on highest level of education completed, race, population growth, and psycho graphics were studied.

All of the information on the demographics and psychographicsfor the area were very encouraging. The study was completed within a five mile radius of 5th Element Brewing's desired location in Old Town Leander.
Currently 41,424 people or 64.19% of the total population of 64,528 are of legal drinking age. The population of individuals outside of the age range of 25-64 were almost entirely younger people, which means they will eventually be included in the population of legal drinking age individuals. According to the trade organization, the Brewers Association, the primary subset of the population that tend to patronize craft beer establishments is college educated, white males, age 25-45, that earn between $25k - $150k per year in income. While enthusiasm amongst women and minorities continues to grow, their numbers lag behind the above. Approximately 80% of the population fits the race/sex demographic most likely to patronize the brewery
Updates
MARCH 20TH, 2023
Certificate of Occupancy ✅

Wanted to stop in and let you all know we have finally obtained our CO!!! We will be firing up the Brewhouse this week and anticipate a soft opening in May and likely grand opening in June!!! We thank you all for your patience and support. Once we have a date solidified for the investors only soft opening we will reach out to you all. In addition those of you with additional perks with your investment will be contacted with further information. Cheers! Can't wait to meet you all in person!

JANUARY 31ST, 2023
2023 is our year!

Dear Mainvestors-

Thank you so much for your patience and support!

We are proud to announce we are several steps closer to our certificate of occupancy and the ability to open our doors to you and yours for a delicious pint of beer and a warm neighborly welcome your 5th Element family.

We have passed our building inspection and just need a final city inspection to continue moving forward.

Our tap wall is going in next week and our interior decor featuring local Texas artists is trickling in and bringing warmth and life to our space.

As we get closer to our grand opening there will be an investors only soft opening that we will provide more details about in the coming weeks.

Can't wait to share a pint with you all!

OCTOBER 25TH, 2022
Inspections, inspections oh my!

Hello all-

We are in the final stages of renovation and are just finishing up our punch list as well as some parking area and landscaping work. Have had some inspections and more are in the works. Each inspector has their own interpretation of various guidelines thus we are moving around and adding a few things as requested. We are hoping to have the certificate of occupancy before year end so that we can start brewing in anticipation of opening!! Thanks for all of your support and patience. We look forward to meeting you all in person and sharing a beer.

AUGUST 8TH, 2022
Closing in on an opening day!

Lots of movement over these past several months. The brewery is looking beautiful! Walls, floors, tap wall and bar are renovated/built. Tanks and equipment have been moved in, glycol pipes installed, 3 phase power almost ready (waiting on final inspection), bathroom fixtures installed and moving towards paving the parking lot! We hope to start brewing next month to begin stocking up for opening.

APRIL 2ND, 2022
Quarter 1 Update

Hello 5th Element Investors! Here are the updates on our progress:

Bar and tap wall are being constructed.

Building has been painted on the outside.

Cover for cooler is built (it sits outside so needed some shade from the TX sun).

We are waiting on the utility company to pull the lines which is the last step to complete 3 phase installation.

Getting closer to sharing a beer with you all in our taproom!!

JANUARY 12TH, 2022
3 Hours Left

We have only three hours left and 47 names on our founder's wall- let's round it out friends.

JANUARY 12TH, 2022
Closing tonight!

It's the last day y'all! There's still time to invest, make a great return on your investment and get some perks (brew day anyone???)

For those of you who have already invested we can't thank you enough for helping us with this raise and for supporting small business in general. If you invested an amount where you received perks we will keep you posted on timing for those as we get closer to opening.

CHEERS!!!!! 🍻

JANUARY 11TH, 2022
Less than 48hrs to go!

Hello all! We are in the last day and a half of our campaign- if you haven't joined us yet now is the time!

Tuesdays are our weekly meeting days with our contractor and team. Today we are moving forward with piping that will connect to our RO system for pristine brews. The trench drain is going in the brewery floor and the connectivity for 3 phase is moving forward.

JANUARY 8TH, 2022
4 days left!!

Hello 5th Element family and those who are considering investing. We are 4 days away from the close of the campaign and would love to have more of you be a part of our business.

We wanted to share with you that we will be partnering with Tilford's Wood Fired Pizza for great food to complement our brews. Tilford's has been in the Austin market for awhile now and is loved by many. We are excited to bring their food truck to Leander!

JANUARY 6TH, 2022
Last week countdown

Hello all we are 6 days away from closing our campaign! If you've been considering an investment now is the time.

Here are some pics of the progression of renovations and 3 phase electric installation. We also have some exciting news coming soon regarding partnering with a group for food offerings. We are so excited to be close to opening and welcoming you all to our community in person!!

DECEMBER 31ST, 2021
Blessings for the New Year!

As we head into 2022 we are so excited to be getting closer to opening!

Three phase power continues to be in progress and we are placing orders for many of the taproom necessities.

We are so blessed to have your support and investment on our journey! We have just under two weeks left so please share our campaign with friends and family and let's push towards our big goal!!

Happy New Year! Stay safe and we look forward to seeing you all in 2022.

DECEMBER 22ND, 2021
Happy Holidays!

We hope you are taking some time off to spend with family and friends this holiday season.

Updates this week include picking out our flooring that will be installed soon.

We are coming up on the last few weeks of our campaign. If you've been on the fence about joining our investment family now is the time! Give yourself the gift of an investment that gives you a great return and helps our small business grow!

DECEMBER 14TH, 2021
3 phase electric is in progress!

Thanks to YOU-our wonderful community of investors we have been able to move forward with 3 phase installation!

This process is expected to take 6-8 weeks and in the meantime we are working on finishing the flooring and walls as well as sourcing our tap wall fixtures, lighting and decor. Included in the decor is of course the founders wall that will have many of your names on it!

Once the 3 phase installation is complete we will have more information about the timing of our soft opening and grand opening. We can't wait to share a brew with you all!

NOVEMBER 30TH, 2021
Brewing some test batches

Hope you all had a wonderful Thanksgiving (or whatever you may celebrate) with friends and family!

Exciting updates for this week!! All fermenters are now at the brewery location (two 3 barrels, two 7 barrels and a 7 barrel brite tank).

The most exciting news is we are brewing batches on our pilot system to test and refine recipes! If you've been to any of our previous events you have sampled the Pickleweisse beer and know it's a fan favorite. We did a batch of the Berlinerweisse base this month and will make some Pickleweisse as well as try out some other flavors.

If you're local we will have some samples of our test batches from time to time over the next couple months for you to taste. Keep an eye out on this site as well as our FB page and Instagram for updates on tastings.

NOVEMBER 21ST, 2021
Week 9 update

We hit our goal!!!! We can't thank you all enough and are so excited to partner with you in growing our business.

This has been such a successful campaign we are truly amazed and love the idea of providing community input and opportunity for ROI versus a bank loan or other funding source. With that in mind, we have decided to extend the campaign and are aiming for an additional 60K raise. The funds will be for the 3 phase upgrade as the cost of this has increased due to goods shortages.

We will continue to keep you all updated on the progress of the 3 phase project as well as completion of the renovations. We are aiming for a soft opening in Feb or March and then will be ready to host you all!!

NOVEMBER 15TH, 2021
Week 8 update

We are on the home stretch and so close to our goal! If you've been watching now is the time to invest! if you've already joined our investment family we can't wait to enjoy a beer with you and look forward to our shared success.

Equipment is being moved into the building (pics of crates, glycol chiller and part of brew system). We are also working on some test batches.

NOVEMBER 1ST, 2021
Week 6 update

Hello to all our investors and potential investors! :)

We had a great article written about our brewery and this campaign in the business journal. Please feel free to share- it's thanks to you all we can do this!

https://www.bizjournals.com/austin/news/2021/10/26/leander-5th-element-brewery-mainvest-crowdfund.html

OCTOBER 17TH, 2021
Week 4 update

Moving and shaking!!!

Here are some pics of the renovation work and the beautiful floors we found beneath the previous linoleum.

Hopefully we can get the 3 phase going soon (the LA tanker back up is affecting moving forward).

Cheers to you all! We so look forward to spending time with you!

OCTOBER 9TH, 2021
Week 3 update

Halfway to our max goal- so amazing!!!

This last week our flooring was updated and we are scheduling the installation for the 3 phase electric cabling.

More pics to come soon.

We appreciate you all and can't wait to gather together and cheers our 5th Element investor family!

OCTOBER 3RD, 2021
Week 2 update

Happy Sunday everyone! What an amazing 2 weeks! We have already exceeded our first goal and are moving towards our next thanks to all of you.

We are getting closer to having 3 phase electric on the property and are working on ordering glassware. It's getting close!

So thankful to you all and look forward to celebrating with you over a brew or two!

SEPTEMBER 25TH, 2021
Week 1 Update

We are so thrilled and grateful to be over 3/4 of the way to our first goal in just a week! We can't wait to host all of you and the greater Leander community and share in some good times and great beer!

Here are some pics of our ongoing renovations and our beautiful green space.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Beer garden and food truck set up $25,000

Operating capital $12,300

Mainvest Compensation $2,700

Total $40,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$499,800	$585,144	$1,044,812	$1,097,053	$1,129,964
Cost of Goods Sold	$97,800	$170,400	$210,500	$250,000	$275,000
Gross Profit	$402,000	$414,744	$834,312	$847,053	$854,964

EXPENSES

Bank Loan	$51,000	$51,000	$51,000	$51,000	$51,000
Salaries	$92,400	$101,640	$108,754	$114,191	$117,616
Utilities	$6,600	$6,765	$6,934	$7,107	$7,284
Supplies	$31,200	$31,980	$32,779	$33,598	$34,437
Distribution	$4,200	$4,305	$4,412	$4,522	$4,635
Taxes	$10,200	$10,455	$10,716	$10,983	$11,257
Accountant	$3,000	$3,075	$3,151	$3,229	$3,309
Marketing	$12,000	$12,300	$12,607	$12,922	$13,245
Depreciation	$13,200	$13,530	$13,868	$14,214	$14,569
Insurance	$7,200	$7,200	$7,200	$7,200	$7,200
Operating Profit	$171,000	$172,494	$582,891	$588,087	$590,412

This information is provided by 5th Element Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $40,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends July 7th, 2023

Summary of Terms

Legal Business Name 5th Element Brewing

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 2%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

No operating history

5th Element Brewing was established in April, 2017. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of APRIL 1, 2023, 5th Element Brewing has debt of 600,000 outstanding and has self funded 735,000 of the project as well as maintained monthly outstanding debt payments with personal funds. This debt is sourced primarily from SBA Loan and private business loan and will be senior to any investment raised on Mainvest. In addition to 5th Element Brewing's outstanding debt and the debt raised on Mainvest, 5th Element Brewing may require additional funds from alternate sources at a later date.

Financial liquidity

5th Element Brewing has a strong liquidity position due to the co-owner maintaining full time employment as a physician and medical director. This allows for significant flexibility in cash reserves/availability as compared to debt and other liabilities. 5th Element Brewing expects its liquidity position to decline minimally upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

5th Element Brewing has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Significant delays and increase in costs due to COVID pandemic regulations and subsequent shortages in supply chain goods and labor availability. These have been weathered with both personal funds and debt as noted.

Changes in city regulations/guidelines since inception of the project requiring modification of site plans and additional renovations. These are now completed and we have received certificate of occupancy.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 5th Element Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

5th Element Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 5th Element Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 5th Element Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect 5th Element Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in 5th Element Brewing's management or vote on and/or influence any managerial decisions regarding 5th Element Brewing. Furthermore, if the founders or other key personnel of 5th Element Brewing were to leave 5th Element Brewing or become unable to work, 5th Element Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 5th Element Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 5th Element Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

5th Element Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If 5th Element Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt 5th Element Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect 5th Element Brewing's financial performance or ability to continue to operate. In the event 5th Element Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 5th Element Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

5th Element Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and 5th Element Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although 5th Element Brewing will carry some insurance, 5th Element Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, 5th Element Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect 5th Element Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of 5th Element Brewing's management will coincide: you both want 5th Element Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want 5th Element Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while 5th Element Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If 5th Element Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with 5th Element Brewing or management), which is responsible for monitoring 5th Element Brewing's compliance with the law. 5th Element Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 5th Element Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if 5th Element Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 5th Element Brewing, and the revenue of 5th Element Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of 5th Element Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by 5th Element Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Kelley G. Albuquerque, NM 9 months ago

I'm looking forward to the next update. It is exciting to see the changes.

Reply

Mike B. 9 months ago 5th Element Brewing Entrepreneur

Thanks Kelley! Posting a new update and pics now.

Reply
Analy B. El Paso, TX over 1 year ago

To support dreams and small business! Happy to Help

Reply
Michael W. Leander, TX over 1 year ago

I invested because I love local beer

Reply
Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much! We are excited to be a part of the Leander beer community!

Reply
William G. Round Rock, TX over 1 year ago

Met you guys while at the Red Horn while you were planning the Multi-pass and other items. Look forward to having a beer in your place!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Awesome thank you! We look forward to hosting you and sharing a brew!

Reply
Mimi & Steve K. Cedar Park, TX over 1 year ago

I invested because I am a local resident, I love craft beer, and I am also an investor in the Leander community! PROST!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Awesome! Thank you so much we are thrilled to have so many locals as part of our family! Prost!

Justin S. Austin, TX over 1 year ago

Can't wait to drink a beer here!!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

We can't wait to share one with you!!! We appreciate you so much!

Jeff D. Providence Village, TX over 1 year ago

I invested because I grew up in Leander and glad to see the downtown area growing.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thanks so much! We are so excited to be a part of Old Town Leander!

Randy H. Rockwall, TX over 1 year ago

I invested because 5th Element Brewing looks like a great brewery. I continue to support craft beer growth.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much! We look forward to cheers with you!

Kevin B. El Paso, TX over 1 year ago

Congrats on the great article, happy to support!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thanks bro!

Sebastian E. Miami, FL over 1 year ago

I invested because this looks like a great brewery. I believe in the grown of the craft beer market.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much!! We really appreciate the support!

Kelley G. Albuquerque, NM over 1 year ago

MMMMM! Microbrew

Mike B. over 1 year ago 5th Element Brewing Entrepreneur



Ed R. Liberty Hill, TX over 1 year ago

Very interested in investing as we need more breweries up north. Where are you going to be located? Can you give us a street name or address?

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Hi Ed- absolutely! We will be at 100 E Evans St in Old Town Leander. It's about 1.5 blocks from the Leander metro station.

Ed R. Liberty Hill, TX over 1 year ago

Nice, given the plans for development in the area just north of there. Would be nice if there is a connection to Hero Way for better access. But, a nice distance from Humble Pint.

Ed R. Liberty Hill, TX over 1 year ago

After see several of the more recently announced developments going in in the old town Leander area, I have actually increased my investment.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much we really appreciate it! We agree that old town is really going to take off.

Jonathan F. Leander, TX over 1 year ago

I invested because we believe in the future of Leander and especially the Old Town area.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Absolutely amazing!!! We appreciate your support and belief in the plan for old town Leander! We are excited for local residents to o be a part of our brewery and absolutely want to be an integral part of the community! Cheers!

Jonathan F. Leander, TX over 1 year ago

It's great to drive by and see the progress! I have a question about the investment perks. I didn't know the best way to send it through this platform. Thank you and keep up the great work and updates!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Hi Jonathon- glad to hear you've been driving by! Happy to answer questions. You can email us at Mike@5thElementbrewing.com and we are happy to share our direct contact number as well.

Shelli G. Leander, TX over 1 year ago

I love supporting small local businesses. Beer is a bonus!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so so much! We appreciate you and hope to have a beer with you in the future!

Michael B. Edgewood, MD over 1 year ago

I invested because I am proponent of small business and I fully support those who are working to make an impact on their community.

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much! We really appreciate those who value small business and we are excited to be the place to gather in our community.

Cathy H. Garland, TX over 1 year ago

I invested because I want to support small businesses !

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you so much! We really appreciate it and hope you can make it down for a beer sometime!

Nick B. Corvallis, OR over 1 year ago

Always down to support a bro. Happy brewing 🍻

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

#4forLife

Javier A. Cedar Park, TX over 1 year ago

Looking forward to having a beer there soon!

Mike B. over 1 year ago 5th Element Brewing Entrepreneur

Thank you, Javier we look forward to a cheers with you!

5th Element Brewing isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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